UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Forty Seven, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34983P 104

(CUSIP Number)

Andrew Moley

Lightspeed Venture Partners

2200 Sand Hill Road

Menlo Park, CA  94025

Telephone:  (650) 234-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Venture Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 403,904 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 403,904 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,904 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13D is filed by Lightspeed Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“Lightspeed X”), Lightspeed Affiliates X, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Affiliates”), Lightspeed General Partner X, L.P., a Cayman Islands exempted limited partnership (“LGP X”), Lightspeed Ultimate General Partner X, Ltd., a Cayman Islands exempted company (“LUGP X”), Lightspeed Venture Partners Select II, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Select II”), Lightspeed General Partner Select II, L.P., a Cayman Islands exempted limited partnership (“LGP Select II”), Lightspeed Ultimate General Partner Select II, Ltd., a Cayman Islands exempted company (“LUGP Select II”), Barry Eggers (“Eggers”), Jeremy Liew (“Liew”), Ravi Mhatre (“Mhatre”) and Peter Y. Nieh (“Nieh” and together with Lightspeed X, Lightspeed Affiliates, LGP X, LUGP X, Lightspeed Select II, LGP Select II, LUGP Select II, Eggers, Liew, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Affiliates X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 403,904 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 403,904 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,904 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed General Partner X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 403,904 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 403,904 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,904 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Ultimate General Partner X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 403,904 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 403,904 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,904 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Venture Partners Select II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 496,769 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 496,769 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,769 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes 496,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed General Partner Select II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 496,769 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 496,769 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,769 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes 496,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Ultimate General Partner Select II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 496,769 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 496,769 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,769 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes 496,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Barry Eggers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 66,165 (2)
	8.	Shared Voting Power 900,673 (3) (4)
	9.	Sole Dispositive Power 66,165 (2)
	10.	Shared Dispositive Power 900,673 (3) (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,838 (2) (3) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.3% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes 66,165 shares of Common Stock held by Eggers Investments LP — Fund 2.  Eggers serves as trustee of the general partner of Eggers Investments LP — Fund 2 and accordingly exercises sole voting and dispositive power over the shares held by Eggers Investments LP — Fund 2.

(3)         Includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(4)         Includes 496,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(5)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Jeremy Liew
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 71,086
	8.	Shared Voting Power 900,673 (2) (3)
	9.	Sole Dispositive Power 71,086
	10.	Shared Dispositive Power 900,673 (2) (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 971,759 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.3% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)         Includes 496,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Ravi Mhatre
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 237,944 (2)
	8.	Shared Voting Power 900,673 (3) (4)
	9.	Sole Dispositive Power 237,944 (2)
	10.	Shared Dispositive Power 900,673 (3) (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,617 (2) (3) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.7% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (a) 66,743 shares of Common Stock held by Mhatre Investments LP- Fund 1, (b) 71,086 shares of Common Stock held by Mhatre Investments LP- Fund 3, and (c) 33,372 shares of Common Stock held by Mhatre 2011 Irrevocable Children’s Trust. Mhatre serves as (i) trustee of the general partner of Mhatre Investments LP- Fund 1 and the general partner of Mhatre Investments LP- Fund 3 and (ii) trustee of Mhatre 2011 Irrevocable Children’s Trust, and accordingly exercises sole voting and dispositive power over the shares held by Mhatre Investments LP- Fund 1, Mhatre Investments LP- Fund 3 and Mhatre 2011 Irrevocable Children’s Trust.

(3)         Includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(4)         Includes 496,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(5)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Peter Y. Nieh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 67,500
	8.	Shared Voting Power 966,838 (2) (3) (4)
	9.	Sole Dispositive Power 67,500
	10.	Shared Dispositive Power 966,838 (2) (3) (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,338 (2) (3) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.4% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Includes (a) 51,045 shares of Common Stock held by Nieh Family Investments LP- Fund 3 and (b) 14,760 shares of Common Stock held by Nieh Family Investments LP- Fund 4. Nieh serves as co-trustee of the general partner of Nieh Family Investments LP- Fund 3 and the general partner of Nieh Family Investments LP- Fund 4, and accordingly shares voting and dispositive power over the shares held by Nieh Family Investments LP- Fund 3 and Nieh Family Investments LP- Fund 4.

(3)         Includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(4)         Includes 496,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(5)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

Explanatory Note:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the statement on Schedule 13D relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Forty Seven, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2018, as amended by Amendment No. 1 thereto filed with the SEC on August 9, 2019 (the “Prior Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D.  The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration is hereby amended to add the following:

“On March 11, 2020, Lightspeed X and Lightspeed Select II distributed shares of Common Stock in kind, without consideration, to their partners in proportion to their respective interests therein.  Immediately upon receipt of shares from the aforementioned funds, LGP X and LGP Select II distributed shares of Common Stock in kind, without consideration, to their partners in proportion to their respective interests therein.”

Item 5. Interest in Securities of the Issuer is hereby amended and restated as follows:

(a) — (b). The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of March 11, 2020:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Lightspeed X (1)	336,868	0	403,904	0	403,904	403,904	1.0%
Lightspeed Affiliates (1)	67,036	0	403,904	0	403,904	403,904	1.0%
LGP X (1)	0	0	403,904	0	403,904	403,904	1.0%
LUGP X (1)	0	0	403,904	0	403,904	403,904	1.0%
Lightspeed Select II (2)	496,769	0	496,769	0	496,769	496,769	1.2%
LGP Select II (2)	0	0	496,769	0	496,769	496,769	1.2%
LUGP Select II (2)	0	0	496,769	0	496,769	496,769	1.2%
Eggers (1) (2) (3)	66,165	66,165	900,673	66,165	900,673	966,838	2.3%
Liew (1) (2)	71,086	71,086	900,673	71,086	900,673	971,759	2.3%
Mhatre (1) (2) (4)	237,944	237,944	900,673	237,944	900,673	1,138,617	2.7%
Nieh (1) (2) (5)	133,665	67,500	966,838	67,500	966,838	1,034,338	2.4%

(1)         Shared power includes (a) 336,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(2)         Shared power includes 496,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)         Includes 66,165 shares of Common Stock held by Eggers Investments LP — Fund 2.  Eggers serves as trustee of the general partner of Eggers Investments LP — Fund 2 and accordingly exercises sole voting and dispositive power over the shares held by Eggers Investments LP — Fund 2.

(4)         Includes (a) 66,743 shares of Common Stock held by Mhatre Investments LP- Fund 1, (b) 71,086 shares of Common Stock held by Mhatre Investments LP- Fund 3, and (c) 33,372 shares of Common Stock held by Mhatre 2011 Irrevocable Children’s Trust. Mhatre serves as (i) trustee of the general partner of Mhatre Investments LP- Fund 1 and the general partner of Mhatre Investments LP- Fund 3 and (ii) trustee of Mhatre 2011 Irrevocable Children’s Trust, and accordingly exercises sole voting and dispositive power over the shares held by Mhatre Investments LP- Fund 1, Mhatre Investments LP- Fund 3 and Mhatre 2011 Irrevocable Children’s Trust.

(5)         Includes (a) 51,045 shares of Common Stock held by Nieh Family Investments LP- Fund 3 and (b) 14,760 shares of Common Stock held by Nieh Family Investments LP- Fund 4. Nieh serves as co-trustee of the general partner of Nieh Family Investments LP- Fund 3 and the general partner of Nieh Family Investments LP- Fund 4, and accordingly shares voting and dispositive power over the shares held by Nieh Family Investments LP- Fund 3 and Nieh Family Investments LP- Fund 4.

(6)         This percentage is calculated based upon 42,276,130 shares of the Issuer’s Common Stock outstanding as of November 5, 2019 (as reported by the Issuer in the Form 10-Q filed on November 12, 2019).

The information provided in Item 3 is hereby incorporated by reference.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on March 11, 2020.

Item 7.                                 Material to Be Filed as Exhibits

A.                                    Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2020

Lightspeed Venture Partners X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Affiliates X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner X, L.P.

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner X, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select II, L.P.

By:	Lightspeed General Partner Select II, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select II, L.P.

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select II, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

Exhibit Index

A.                                    Agreement regarding filing of joint Schedule 13D.

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the Common Stock of Forty Seven, Inc. is filed on behalf of each of the undersigned.

Date: March 13, 2020

Lightspeed Venture Partners X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Affiliates X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner X, L.P.

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner X, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select II, L.P.

By:	Lightspeed General Partner Select II, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select II, L.P.

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select II, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

/s/ Barry Eggers
Barry Eggers

/s/ Jeremy Liew
Jeremy Liew

/s/ Ravi Mhatre
Ravi Mhatre

/s/ Peter Y. Nieh
Peter Y. Nieh